Exhibit 99.1

AirNet updates on the sales of 20.32% of its Advertising Business

BEIJING, November 8, 2019 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. ("AirNet" or the "Company") (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that Beijing Linghang Shengshi Advertising Co., Ltd., one of the variable interest entities of the Company, Mr. Herman Guo, the Chairman and CEO of the Company, and Mr. Qing Xu, the director and executive president of the Company (together, the "Sellers") and Jiangsu Hongzhou Investment Co., Ltd., an independent third party (the "Buyer") have recently entered into a supplementary agreement (the “Supplementary Agreement”) to the equity transfer agreement on the sale of the 20.32% equity interest of Airmedia Group Co., Ltd. (the "AM Advertising" or the "Target"), which was previously announced by the Company on November 6, 2018.

The Supplementary Agreement was entered into on the outstanding amount of RMB380 million out of the total consideration of RMB580 million that has not been paid by the Buyer. Under the Supplementary Agreement, Buyer shall cause the RMB60 million out of the total outstanding amount of RMB380 million to be paid. Furthermore, after the Target shall be successfully listed, the remaining consideration of RMB320 million shall be paid in a lump sum within 90 business days after the lock-up on the equity held by the Buyer in the Target is lifted, on the condition that the stock value held by the Buyer in the Target shall not be less than RMB1.524 billion (i.e. the valuation of the Target is not less than RMB7.5 billion) when the lock-up on the equity held by the Buyer in the Target is lifted.

The foregoing summary descriptions of the Supplementary Agreement does not purport to be complete, and is qualified in its entirely by the Supplementary Agreement, a copy of which will be filed as an exhibit to the Form 6-K to be filed by the Company.

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, and formerly known as AirMedia Group Inc, AirNet (Nasdaq: ANTE) provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Yan Liu

Director, Investor Relations
AirNet Technology Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com